Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this prospectus reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this prospectus, as amended. We are not obligated to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

We are a British Virgin Islands company incorporated on December 4, 2018. We do not have material operation and we conduct our business in China through our subsidiaries. We currently have two business lines, one is the functional skincare, operated by Xiamen Chunshang Health Technology Co., Ltd (“Xiamen Chunshang”) and its subsidiary; another is the training services, operated by Xiamen Chunshang and its subsidiary. For the six months ended June 30, 2026, the functional skincare business generated 100% of our total revenue For the six months ended June 30, 2025, the functional skincare business generated 94.6% of our total revenue, and the training service income generated 5.4% of our total revenue.

How to Assess the Company’s Performance

In assessing performance, we consider a variety of performance and financial measures, including principal growth in net revenue, gross profit, distribution, general and administrative expenses, net income from operations. The key measures that we use to evaluate the performance of our business are set forth below:

(i)	Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts that are offset to gross sales. Our net sales are driven by changes in the number of customers, product varieties, selling price, and mix of products sold.

(ii)	Gross Profit

Gross profit is equal to net sales minus cost of goods sold. Cost of goods sold primarily includes inventory costs (net of supplier consideration), inbound freight and other miscellaneous expenses. Cost of goods sold generally changes as we incur higher or lower costs from suppliers and as the customer and product mix changes.

(iii)	Selling, Marketing, General and Administrative Expenses

Selling, marketing, general and administrative expenses primarily consist of salaries and benefits for employees, shipping expense, utilities, maintenance and repairs expenses, insurance expense, depreciation and amortization expenses, selling and marketing expenses, professional fees, and other operating expenses.

Key Factors Affecting Our Results of Operation

Our business and results of operations are affected by a number of general factors that impact our industry including, among others, economic, political and social conditions in the PRC, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to grow our brand

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value, commitment to quality products.

Our ability to manage our operating expenses and control costs

Our results of operations depend in part on our ability to manage our operating expenses, including fulfillment expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. We expect our operating expenses to increase in absolute amounts in the foreseeable future as we keep growing our business and hire more personnel. We will continue to optimize our operating expenses. As our business scale grows, we believe we will have more operating leverage on our operating expenses.

Our ability to successfully develop and commercialize our MOBO App

In 2026, we began the develop of “MOBO”, an AI-assisted platform that combines consumer-facing skincare services, e-commerce functions, data analytics, and operational tools for business clients (“MOBO App”). The consumer facing function of this app is intended to provide comprehensive skincare solutions of evaluation, diagnosis, product recommendation, follow-up and projected results to consumers. The e-commerce function of this app is to assist brand owners, distributors, retailors, beauty salons and other B-end beauty industry clients in evaluating consumer demand, product performance and skincare trends through AI assisted data analysis and insights generated by the AI tools on the platform.

We are investing significant financial and operational resources in the development of our MOBO App. The development of the MOBO App requires substantial expenditures on technology development, personnel, infrastructure and related operational activities. We expect these expenditures to continue as we advance the development of the platform and pursue its commercialization.

Our future results of operations may be significantly affected by our ability to complete the development of the MOBO App within our anticipated timeframe and budget, successfully launch and commercialize the platform, attract and retain users, and generate revenue from its operations. As we continue to invest in the development of the MOBO App, we may experience increased operating expenses and cash outflows before the platform begins generating meaningful revenue, if any. Any delays in development, higher-than-anticipated costs or difficulties in commercialization could adversely affect our financial performance and results of operations.

Operating Results

For The Six Months Ended June 30, 2026, and 2025

The following table summarizes the results of our operations for the six months ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For The Six Months ended		For The Six Months ended
	June 30,		June 30,		Variance
	2026	% of revenue	2025	% of revenue	Amount	%

NET REVENUES
Net Product Revenue	$4,867,853	100%	$2,344,583	94.6%	$2,523,270	108%
Net Service Revenue	-	0%	133,269	5.4%	(133,269)	(100)%
Total Net Revenues	4,867,853	100%	2,477,852	100%	2,390,001	96%
COST OF REVENUES	4,238,942	87%	2,160,129	87%	2,078,813	96%
GROSS PROFIT	628,911	13%	317,723	13%	311,188	98%
OPERATING EXPENSES
Sales and Marketing Expenses	11,737,249	241%	802,380	32%	10,934,869	1363%
General and Administrative Expenses	1,239,871	25%	890,685	36%	349,186	39%
Research and Development Expenses	3,509,400	72%	-	-%	3,509,400	n/a %
Total Operating Expenses	16,486,520	339%	1,693,065	68%	14,793,455	874%
LOSS FROM OPERATIONS	(15,857,609)	(326)%	(1,375,342)	(56)%	(14,482,267)	(1053)%
Assets impairment loss	-	0%	(2,240)	(0.1)%	2,240	(100)%
Loss on disposal of subsidiary	-	0%	(8,241)	(0.3)%	8,241	(100)%
Other income (expense), net	10,196	0.2%	24,306	1%	(14,110)	(58)%
LOSS BEFORE INCOME TAX	(15,847,413)	(326)%	(1,361,517)	(55)%	(14,485,896)	(1064)%
Income tax benefits (expenses)	-	0%	499	0%	(499)	(100)%
NET LOSS	(15,847,413)	(326)%	(1,361,018)	(55)%	(14,486,395)	(1064)%
Less: net loss attributable to non-controlling interest	-	-%	-	-%	-	-%
NET LOSS ATTRIBUTABLE TO THE OWNERS’ COMPANY	(15,847,413)	(326)%	(1,361,018)	(55)%	(14,486,395)	(1064)%
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	(1,219,310)	(25)%	407,539	16%	(1,626,848)	(399)%
COMPREHENSIVE LOSS	$(17,066,723)	(351)%	$(953,479)	(38)%	$(16,113,243)	(1690)%

Net Revenue

Net revenue is equal to gross sales minus sales returns and sales incentives that we offer to our customers, such as discounts that are offsets to gross sales and certain other adjustments. Our net revenue consists of product revenue and training service revenue. Product revenue was derived mainly from sales of our products to customers in China via our website.

Net revenue increased by US$2.39 million from US$2.48 million in the first half of 2025 to US$4.87 million in the first half of 2026, an increase of 96%, which was mainly due to the sales of functional skincare products by Xiamen Chunshang.

The following table sets forth the breakdown of our net revenue for the six months ended June 30, 2026 and 2025.

For the six months ended June 30, 2026

	Net	% of Total	Sales	Average
Product and Service category	revenue	revenue	quantities	selling price

Functional skincare products	$4,867,853	100%	2,658,976	$1.83
Training services	$-	-%	n/a	$ n/a
Total	$4,867,853	100%	2,658,976	1.83

For the six months ended June 30, 2025

	Net	% of Total	Sales	Average
Product and Service category	revenue	revenue	quantities	selling price

Functional skincare products	$2,344,583	94.6%	2,102,547	$1.12
Training services	$133,269	5.4%	n/a	$ n/a
Total	$2,477,852	100%	9,062

Consistent with our strategic shift to focus on the functional skincare business, sales of functional skincare products accounted for 100% of our total revenue in the first half of 2026.

Cost of Revenue and Gross Profit

Cost of revenue and gross profit increased in the six months ended June 30, 2026. Cost of revenue, including tax surcharges, was $4.24 million for the six months ended June 30, 2026, an increase of $2.08 million, or 96%, from $2.16 million for the six months ended June 30, 2025. The cost increases were in line with the increase of revenue. Gross profit was $0.63 million for the six months ended June 30, 2026, an increase of $0.31 million, or 98%, from $0.32 million for the six months ended June 30, 2025.

Sales and Marketing Expenses

Sales and marketing expenses were $11.74 million for the six months ended June 30, 2026, representing an increase of $10.93 million, or 1,363%, from $0.80 million for the six months ended June 30, 2025. The main reason for the increase is the increased promotion and sales personnel expenses related to the Company’s sales of functional skincare products in the first half of 2026.

General and Administrative Expenses

General and administrative expenses were $1.24 million for the six months ended June 30, 2026, representing an increase of $0.35 million, or 39%, from $0.89 million for the six months ended June 30, 2025. The increase were primarily attributable to the higher personnel costs associated with the Company’s product and operations departments and the amortization of newly acquired intangible assets by the Company has increased.

Research and Development Expenses

Research and development expense was $3.51 million for the six months ended June 30, 2026. The Company did not incur research and development expenses in the six months ended June 30, 2025.  The increase was because the Company began to develop MOBO App, which resulted in a significant increase in the cost of research and development personnel.

Other Income, net

Other income, net consists primarily of non-operating income and interest income or expenses. Other income was $10,196 for the six months ended June 30, 2026, and was $24,306 for the six months ended June 30, 2025.

Income tax benefits (expenses)

Our income tax benefits were $0 for the six months ended June 30, 2026 and the income tax expenses was $499 for the six months ended June 30, 2025. The decrease is primarily due to the Company’s tax refund amount for the six months ended June 30, 2026 has been reduced.

Other comprehensive income

Foreign currency translation adjustments amounted to $1,219,309 and $407,538 for the six months ended June 30, 2026 and 2025, respectively. The balance sheet amounts, with the exception of equity, on June 30, 2026 were translated at 1.00 RMB to $0.1474 as compared to 1.00 RMB to $0.1430 on December 31, 2025. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended June 30, 2026 and 2025 were 1.00 RMB to $0.1457 and 1.00 RMB to $0.1379, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

We had cash of $54,009,557 and $17,884,684 as of June 30, 2026 and December 31, 2025, respectively. Net loss was $15.8 million and $1.4 million for the six months ended June 30, 2026 and 2025, respectively. The Company had working capital of $59.75 million and $19.49 million as of June 30, 2026 and December 31, 2025, respectively. We have funded working capital and other capital requirements primarily by the offerings and equity contributions from investors. Cash is required to pay purchase costs for inventory, salaries, selling expenses, rental expenses, income taxes, and other operating expenses.

In assessing our liquidity, management monitors and analyses our cash on hand, ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our major shareholders have been providing and will continue to provide their personal funds, if necessary, to support us on an as-needed basis. For the six months ended June 30, 2026, major shareholders have contributed approximately $0 to us.

Cash flows for the six months ended June 30, 2026 and 2025

The following table sets forth cash flow data for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
Net cash (used in) provided by operating activities	$(17,192,328)	$6,727,940
Net cash used in investing activities	(4,296,720)	(15,899,767)
Net cash provided by (used in) financing activities	58,833,231	(1,291,608)
Effect of changes of foreign exchange rate on cash	(1,219,310)	407,539
Net increase (decrease) in cash, cash equivalents	$36,124,873	$(10,055,896)

Operating Activities

Net cash used in operating activities was approximately $17.2 million for the six months ended June 30, 2026. Net cash used in operating activities for the six months ended June 30, 2026 mainly consisted of net loss of $15.8 million, depreciation and amortization of $2.8 million, an increase of $0.2 million in accounts receivable, an increase of $5.8 million in other current assets, a decrease of $1.2 million in advances to suppliers, a decrease of $4,326 in accounts payable and an increase of $0.6 million in accrued expenses and other current liabilities.

Net cash used in operating activities was approximately $6.7 million for the six months ended June 30, 2025. Net cash used in operating activities for the six months ended June 30, 2025 mainly consisted of net loss of $1.4 million, adjustments of $0.6 million non-cash items, an increase of $0.7 million in accounts receivable, a decrease of $0.3 million in other current assets, a decrease of $6.9 million in advances to suppliers, a decrease of $0.7 million in accounts payable and an increase of $0.6 million in accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities was $4.3 million for the six months ended June 30, 2026, which was mainly investment in purchasing of intangible assets of $3.9 million and purchasing of property and equipment of $0.4 million.

Net cash used in investing activities was $15.9 million for the six months ended June 30, 2025, which was mainly investment in purchasing of intangible assets of $15.9 million.

Financing Activities

Net cash provided by financing activities was $58.8 million for the six months ended June 30, 2026, which consisted of (ii) the sale of ordinary shares for approximately $30,224,051 in January 2026 in a best-efforts offering, (ii) the sale of ordinary shares and warrants to purchase ordinary shares for approximately $12,651,732.60 in March 2026 in a registered direct offering, and (iii) the sale of ordinary shares for approximately $15,653,718 in May 2026 in a private placement transaction.

Net cash used in financing activities was $1.3 million for the six months ended June 30, 2025, which consisted of repayment of related party loans of $1.3 million.

Capital Expenditures

We had capital expenditures of $4,296,720 and $15,899,767 for the six months ended June 30, 2026 and 2025, respectively.

Contractual Obligations and Commitments

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the Company’s material contractual obligations as of:

	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
Lease liabilities	$52,497	$25,140	$21,554	$5,803	-

Trend Information.

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Critical Accounting Estimates.

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Consolidation of former variable interest entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investments lack the characteristics of a controlling financial interest, such as through voting rights, and the right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Guo Gang Tong is deemed to have a controlling financial interest in and be the primary beneficiary of Meiwu Shenzhen because it has both of the following characteristics:

(1)	The power to direct activities at Meiwu Shenzhen that most significantly impact such entity’s economic performance, and
(2)	The right to receive benefits from Meiwu Shenzhen that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Meiwu Shenzhen, Meiwu Shenzhen pays service fees equal to all of its net profit after tax payments to Guo Gang Tong. Such contractual arrangements are designed so that Meiwu Shenzhen operates for the benefit of Guo Gang Tong and ultimately, the Company.

Accordingly, the accounts of the Meiwu Shenzhen are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “former VIE”), former VIE’s shareholders to terminate of a series of contractual arrangements (“former VIE Agreements”) by and among the former VIE, the WFOE, and shareholders of the former VIE.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for contingencies, allowance for credit loss of account receivable, impairment of long-lived assets and useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generates its revenue from the following main sources:

Sales offline

In the second half of 2024 and the year ended December 31, 2025, the Company started offline sales which mainly focused on the non-retail customers. For the offline sales, the customers’ order goods from the Company according to their own needs, then the Company will order the corresponding products from the suppliers. The Company’s offline sales have the following categories: functional skincare products and health products. The Company was a principal because it controlled the promised good or service before transferring it to a customer. Once purchase orders are received from customers, the Company purchases desired products from suppliers, takes control of purchased products in its warehouses, and then organizes the shipping and delivery of products to customers. New customers are typically required to make certain prepayment to the Company before the Company purchases products from suppliers.

The Company accounts for revenue from sales of functional skincare products and health products on a gross basis. It is responsible for fulfilling the promise to provide the desired functional skincare products and health products to customers, is subject to inventory risk prior to transfer control, and has the discretion in establishing prices.

The Company’s revenue is recognized in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers (“ASC 606”). ASC 606 requires the use of a five-step model, which requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when the Company satisfies the performance obligation

The Company’s contracts with customers are fixed price contracts and have one single performance obligation, which is the promise to transfer the specified goods. The entire transaction price is allocated to this obligation. Revenue is recognized at a point in time when control of the goods is transferred to the customer, which is determined to occur upon the customer’s acceptance of the goods at delivery, as evidenced by signed proof of delivery.

Revenues are recorded net of return allowances and sales incentives. For sales through offline channels, the Company’s sales terms do not provide a right of return beyond a standard quality policy. The Company bases its estimates of sales return on historical results. For the year ended June 30, 2026, the amount of sales return was insignificant. The Company may provide sales incentives in the form of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, is allocated based on the relative standalone selling prices for respective products.

Payment terms for distributing customers are generally set 30 days after the consideration becomes due and payable.

Advance payments from customers are recorded as contract liabilities and are recognized as revenue when the products are delivered and the performance obligation is satisfied. The Company does not routinely allow product returns, and historically, returns have been immaterial. There are no separate rebates, discounts, or volume incentives offered.

Training service revenue

The Company generates revenue from providing short-term training services to customers. For training services, revenue is recognized at a point in time when services are successfully provided (e.g., upon successful complete of a training) which is indicated by the customer’s acknowledgement of completion of such service, as the customer does not simultaneously receive and consume the benefits provided by the Company’s performance throughout the service period and the Company’s performance does not create an asset with an alternative use to the customer. The Company’s contracts with customers are fixed-price contracts and contain a single performance obligation, the promise to provide specified training services. The entire transaction price is allocated to this obligation. The Company is the primary obligor in providing the training services, bears the delivery risk, and has discretion in establishing the price for the services. Therefore, the Company is identified as a principal and recognizes revenue on a gross basis. Training services are generally short term, which usually take one month.

Inventory, net

Inventories consist of finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2026 and 2025 The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 “Accounting for Uncertainty in Income Taxes,” prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2026 and December 31, 2025. All tax returns since the Company’s inception are subject to examination by tax authorities.